                             UNITED STATES            --------------------------
                 SECURITIES AND EXCHANGE COMMISSION         OMB APPROVAL
                        WASHINGTON, D.C.  20549       OMB Number: 3235-0145
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                                                      --------------------------
                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                        Continuus Software Corporation
                        ------------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                        (Title of Class of Securities)

                                   21218R10
                                   --------
                                (CUSIP Number)


                               December 31, 1999
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages

------------------                                               -------------
CUSIP No. 21218R10                     13G                       Page  2 of 10
------------------                                               -------------

------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Advanced Technology Ventures III, L.P.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware limited partnership
------------------------------------------------------------------------------
                        5   SOLE VOTING POWER
  NUMBER OF                  0 shares
                   -----------------------------------------------------------
  SHARES                6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                  850,562 shares
                   -----------------------------------------------------------
   EACH                 7  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   0 shares
                   -----------------------------------------------------------
   WITH                 8  SHARED DISPOSITIVE POWER
                             850,562 shares
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    850,562 shares
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.5%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 10 Pages

------------------                                               -------------
CUSIP No. 21218R10                     13G                       Page  3 of 10
------------------                                               -------------

------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


    ATV Associates III, L.P.
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware limited partnership
------------------------------------------------------------------------------
                       5  SOLE VOTING POWER

  NUMBER OF               0 shares
                   -----------------------------------------------------------
    SHARES             6  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               850,562 shares
                   -----------------------------------------------------------
     EACH              7  SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                0 shares
                   -----------------------------------------------------------
     WITH              8  SHARED DISPOSITIVE POWER

                          850,562 shares
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    850,562 shares
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                     [ ]

------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.5%

------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 10 Pages

------------------                                               -------------
CUSIP No. 21218R10                     13G                       Page  4 of 10
------------------                                               -------------

------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Jos C. Henkens
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    5  SOLE VOTING POWER

 NUMBER OF             0 shares
                  ------------------------------------------------------------
   SHARES           6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             850,562 shares
                  ------------------------------------------------------------
    EACH            7  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON              0 shares
                  ------------------------------------------------------------
    WITH            8  SHARED DISPOSITIVE POWER
                       850,562 shares
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    850,562 shares
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                     [ ]


------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.5%

------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 10 pages

------------------                                               -------------
CUSIP No. 21218R10                     13G                       Page  5 of 10
------------------                                               -------------

------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


    Pieter J. Schiller
------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                        5  SOLE VOTING POWER

 NUMBER OF                 0 shares
                 -------------------------------------------------------------
  SHARES                6  SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                  850,562 shares
                 -------------------------------------------------------------
   EACH                 7  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   0 shares
                 -------------------------------------------------------------
   WITH                 8  SHARED DISPOSITIVE POWER

                           850,562 shares
------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    850,562 shares
------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                    [ ]


------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.5%

------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 5 of 10 pages

------------------                                               -------------
CUSIP No. 21218R10                     13G                       Page  6 of 10
------------------                                               -------------

                                  Schedule 13G
                                  ------------


Item 1(a).  Name of Issuer:  Continuus Software Corporation
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------
            108 Pacifica, Second Floor, Irvine, CA 92618

Item 2(a).  Names of Persons Filing: Advanced Technology Ventures III, L.P., ATV
            -----------------------
            Associates III, L.P., Jos C. Henkens and Pieter J. Schiller

Item 2(b).  Address of Principal Business Office or, if None, Residence:  The
            -----------------------------------------------------------
            address of the principal business office of Advanced Technology Ventures is 281 Winter Street, Suite 350, Waltham, MA 02451

Item 2(c).  Citizenship: Each of Advanced Technology Ventures III, L.P. and ATV
            -----------
            Associates III, L.P. is a limited partnership organized under the laws of the State of Delaware. Each of Jos C. Henkens and Pieter J. Schiller is a United States citizen.

Item 2(d).  Title of Class of Securities:  Common Stock, $.001 par value per
            ----------------------------
            share.

Item 2(e).  CUSIP Number: 21218R10
            ------------

Item 3.     If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b)
            ------------------------------------------------------------------
            or (c), check whether the person filing is a:
            --------------------------------------------

            (a) [ ] Broker or Dealer registered under Section 15 of the
                    Securities Exchange Act of 1934 (the "Act").

            (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Act of 1940.

            (e) [ ] An investment adviser in accordance with Rule 13d-
                    1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j) [ ] Group, in accordance with Rule 13d-1(c), check this box [ ].

                    Not Applicable

                              Page 6 of 10 pages

------------------                                               -------------
CUSIP No. 21218R10                     13G                       Page  7 of 10
------------------                                               -------------

Item 4.   Ownership.
          ---------

          (a)  Amount Beneficially Owned:

               Each of Advanced Technology Ventures III, L.P. and ATV Associates III, L.P. (individually an "Entity" and collectively the "Entities") may be deemed to own beneficially 850,562 shares of Common Stock as of December 31, 1999. Each of Jos C. Henkens and Pieter J. Schiller may be deemed to own beneficially 850,562 shares of Common Stock as of December 31, 1999.

               As of December 31, 1999, Advanced Technology Ventures III, L.P. was the record holder of 850,562 shares of Common Stock. The shares held of record by Advanced Technology Ventures III, L.P. are referred to herein collectively as the "Record Shares." By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares. Hence, each Entity may be deemed to own beneficially 850,562 shares of Common Stock. In their capacities as individual general partners of ATV Associates III, L.P., Jos C. Henkens and Pieter J. Schiller may be deemed to own beneficially 850,562 shares of Common Stock.

               Each of the reporting persons expressly disclaims beneficial ownership of any shares of Common Stock of Continuus Software Corporation, except in the case of Advanced Technology Ventures III, L.P. for the 850,562 shares which it holds of record.


   (b) Percent of Class:

                    Advanced Technology Ventures III, L.P.: 9.5%
                    ATV Associates III, L.P.: 9.5%
                    Jos C. Henkens:  9.5%
                    Pieter J. Schiller:  9.5%

   The foregoing percentages are calculated based on the 8,944,570 shares of Common Stock reported to be outstanding in a Form 10-Q for the quarterly period ended September 30, 1999.

   (c)       Number of shares as to which such person has:

             (i)  sole power to vote or to direct the vote:

                  0 shares for each reporting person

             (ii) shared power to vote or to direct the vote:
                  Advanced Technology Ventures III, L.P.: 9.5%
                  ATV Associates III, L.P.: 9.5%
                  Jos C. Henkens:  9.5%
                  Pieter J. Schiller:  9.5%

                              Page 7 of 10 pages

------------------                                               -------------
CUSIP No. 21218R10                     13G                       Page  8 of 10
------------------                                               -------------

             (iii)  sole power to dispose or direct the disposition of:

                    0 shares for each reporting person

             (iv)   shared power to dispose or direct the disposition of:

                    Advanced Technology Ventures III, L.P.: 9.5%
                    ATV Associates III, L.P.: 9.5%
                    Jos C. Henkens:  9.5%
                    Pieter J. Schiller:  9.5%


Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company.
          --------------------------------------------------------

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not Applicable. The reporting persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not Applicable.

Item 10.  Certification.
          -------------

          Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).

                              Page 8 of 10 pages

------------------                                               -------------
CUSIP No. 21218R10                     13G                       Page  9 of 10
------------------                                               -------------

                                   SIGNATURE
                                   ---------

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2000

ADVANCED TECHNOLOGY VENTURES III, L.P.

By:    ATV Associates III, L.P.

     By: /s/  Pieter J. Schiller
         -----------------------
         Pieter J. Schiller
         General Partner

ATV ASSOCIATES III, L.P.

     By: /s/  Pieter J. Schiller
         -----------------------
         Pieter J. Schiller
         General Partner



/s/  Jos C. Henkens
-----------------------
Jos C. Henkens



/s/  Pieter J. Schiller
-----------------------
Pieter J. Schiller


                              Page 9 of 10 pages

------------------                                               -------------
CUSIP No. 21218R10                     13G                       Page 10 of 10
------------------                                               -------------


                                   AGREEMENT
                                   ---------

    Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Continuus Software Corporation.

    EXECUTED this 8th day of February, 2000.

ADVANCED TECHNOLOGY VENTURES III, L.P.

By:  ATV Associates III, L.P.

     By: /s/ Pieter J. Schiller
         ----------------------
         Pieter J. Schiller
         General Partner


ATV ASSOCIATES III, L.P.


     By: /s/  Pieter J. Schiller
         ------------------------
         Pieter J. Schiller
         General Partner


/s/  Jos C. Henkens
----------------------
Jos. C. Henkens


/s/ Pieter J. Schiller
----------------------
Pieter J. Schiller




                              Page 10 of 10 pages